

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

John Fieldly
Chief Executive Officer
Celsius Holdings, Inc.
2424 N. Federal Highway
Suite 208
Boca Raton, Florida 3343

> **Re: Celsius Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 17, 2020**
> **File No. 333-248875**

Dear Mr. Fieldly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing